SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of February, 2001

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

                    [Indicate by check mark whether the registrant
               files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F   X      Form 40-F
                                  -----              -----

                    [Indicate by check mark whether the registrant
               by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes            No   X
                                   -----         -----

          Schedule of Information Contained in this Report:

          1. The English language press release of ABN AMRO Holding N.V. announcing the annual results for the year 2000.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABN AMRO Holding N.V.


Date:  February 23, 2001           By: /s/ J.C.L. Kuiper
                                      Name:  J.C.L. Kuiper
                                      Title: Member of the Managing
                                             Board

                                   By: /s/ J.M. de Jong
                                      Name:  J.M. de Jong
                                      Title: Member of the Managing
                                             Board

Amsterdam, 22 February 2001

SATISFYING RESULTS IN TRANSITION YEAR 2000

o    PRE-TAX PROFIT UP 11.2% TO EUR 4,725 MILLION
o    NET PROFIT UP 20.5% TO EUR 3,097 MILLION*
o    PREVIOUSLY ANNOUNCED RESTRUCTURING CHARGE INCREASED TO EUR 900 MILLION
o    NET RETURN ON EQUITY RISES TO 26.5%*
o    EARNINGS PER SHARE 18.6% HIGHER AT EUR 2.04*
o    FULL YEAR DIVIDEND 12.5% HIGHER AT EUR 0.90
o    FUNDAMENTAL REPOSITIONING IN THE NETHERLANDS

* EXCLUDING RESTRUCTURING CHARGE

------------------------------------------------------------------------------------------------------------------------
(in EUR and %)                                                                  2000               1999        % CHANGE

Operating result                                             EUR             5,267 m            4,918 m            7.1%
Pre-tax profit                                               EUR             4,725 m            4,250 m           11.2%
Net profit, excluding restructuring charge                   EUR             3,097 m            2,570 m           20.5%
Net profit, including restructuring charge                   EUR             2,498 m            2,570 m           -2.8%
Earnings per share, excluding restructuring charge           EUR                2.04               1.72           18.6%
Earnings per share, including restructuring charge           EUR                1.63               1.72           -5.2%
Dividend per ordinary share                                  EUR                0.90               0.80           12.5%

                                                                         31 DEC 2000        31 DEC 1999
Total assets                                                 EUR            543.2 bn           457.9 bn           18.6%
Group capital                                                EUR             32.5 bn            28.9 bn           12.6%
Total risk-weighted assets                                   EUR            263.9 bn           246.4 bn            7.1%

BIS ratio                                                                     10.39%             10.86%
Tier 1 ratio                                                                   7.20%              7.20%
------------------------------------------------------------------------------------------------------------------------

RESULTS OVERVIEW

o In the first half of 2000, ABN AMRO undertook a wide-ranging strategic review, resulting in a new client focussed strategy and organisation structure. As of 1 January 2001 the old structure was replaced by three new strategic business units: Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management. In addition, in 2000 ABN AMRO has established maximising shareholder value as its over-riding governing objective. In line with this new objective ABN AMRO has set itself new and challenging financial goals, based on achieving a Total Return to Shareholders result that would give it a top 5 position within a demanding set of peers.

o In line with the new strategy, ABN AMRO strengthened its asset management position in the United States by acquiring Alleghany Asset Management as announced in October 2000. Similarly, through the acquisition of Michigan National Corporation our position in the MidWest of the United States will be enhanced substantially. In January 2001 ABN AMRO has strengthened its wholesale position in the United States by acquiring the North American prime brokerage, corporate finance, domestic equities and futures and options businesses of ING Barings. In February 2001, ABN AMRO sold European American Bank in order to be able to focus on the profitable retail growth opportunities in the MidWest of the United States. All acquisitions will be completed in the first half of 2001, and will be financed through the disposal of European American Bank (related realised gain on book value will not be regarded as part of attributable profit) and other internal sources.

o The figures reported are the bank's final results under its old divisional structure. As a result of the new strategy announced last May, a restructuring charge of EUR 800 million (before tax) was announced in the second half of 2000. The actual charge is EUR 100 million higher than the amount indicated in August 2000, largely because of further restructuring measures - specifically in the Business Unit Netherlands within Consumer & Commercial Clients - that subsequently were identified as necessary.

o Net profits (excl. restructuring charge) in 2000 grew to EUR 3,097 million which was due to a combination of an increased operating result and a decrease in provisioning, a lower tax rate and a decrease in minority interests. Including the restructuring charge, net profits were down 2.8% at EUR 2,498 million.

o Excluding restructuring charge, earnings per share increased by 18.6% and return on equity rose from 23.7% in 1999 to 26.5% in 2000. The bank surpassed therewith its indirect targets of average earnings per share growth of 17% and average return on equity of 25% for the period 2001 - 2004.

o Total revenues rose 18.9% to EUR 18,469 million. The increase was partly due to another sharp increase in commission income resulting from high volumes in world financial markets, especially in the first half, which benefited our securities businesses.

o Operating expenses were up 24.4% at EUR 13,202 million, largely because of investment in hiring and retaining professionals to further strengthen the new Wholesale Clients business and the North American restructuring charge of EUR 108 million. As a result, the group efficiency ratio worsened from 68.3% to 71.5%.

o The total amount of risk provisioning fell from EUR 633 million to EUR 585 million (including cross-border risks provisioning), representing 22 basis points of total risk-weighted assets.

o Total pre-tax profit was up by 11.2%. Pre-tax profit in the International Division showed a strong performance, increasing year-on-year by 21.5%. However, pre-tax profit in The Netherlands was disappointing, partly due to positive exceptional items in 1999, partly because of structural developments like a flattening yield curve and decreasing margins in The Netherlands in 2000.

OUTLOOK

We made a good start with the intra-SBU cost and revenue synergies as predicted in November. At this stage, we are confident that these synergies will be achieved across the new businesses, and that we are on course to reaching our primary objective of being in the top 5 of our peer set at the end of 2004. By the same token, we are also confident that our results in 2001 will be in line with this objective. However, given the uncertain economic outlook and changing market conditions it is too early in the year to give a more quantitative outlook.

STATEMENT BY THE CHAIRMAN OF THE BOARD

Rijkman Groenink, Chairman of the Managing Board, commented:
"In a period of transition for the bank, we have already made the first steps in the execution of our strategy by rationalising and strengthening specific parts of our business, while at the same time maintaining the basic franchises and profitability of the group. We are visibly focusing on those activities that create maximum shareholder value. However, we know that there is still much room for improvement in delivering value to our clients and shareholders."

"Despite the period of transition for the bank, we have succeeded in achieving a good result in 2000. Our employees have shown flexibility and dedication in periods of stress and uncertainty. 2001 is the first year of our new strategy and in the coming months we will take further steps in implementing the changes it requires. This will inevitably lead to further rationalisation of the bank and thus also to job losses. Although these are tough decisions to make, they have to be made in order to strengthen our competitiveness and stay in charge over our own destiny".

"We have a sharper focus than ever before on meeting the needs of our target customers. We have a management system in place which enhances accountability for performance throughout the organisation. And we have a new, disciplined approach to channelling capital, people and resources towards activities that clearly add value for our clients and investors".

FURTHER INFORMATION

Media enquiries:
Robin Boon/Tanno Massar/Martin Winn         +31 20 628 8900

Analyst/investor enquiries:
Karl Guha/Robin Jansen                      +31 20 628 7835

This press release is also available on the internet on http://www.abnamro.com/pressroom A web-cast of today's press conference in Amsterdam can be viewed live on http://www.abnamro.com and the analyst meeting on www.abnamro.com/investorrelationse

DETAILS OF 2000 RESULTS

Total revenue increased by 18.9% to EUR 18,469 million. Much of the rise was due to a 32.0% rise in net commissions to EUR 5,880 million, mainly from securities, payment services and asset management activities. Income from financial transactions - principally forex and derivatives trading - was up 14.2% at EUR 1,569 million. Interest revenue, which was constrained by the narrowing margin between short and long term interest rates worldwide - grew 8.3% to EUR 9,404 million. In addition, in 1999 interest income was influenced by non-recurring income from duration related sales out of our investment portfolio. Other revenue rose 78.1% to EUR 1,165 million, a.o. due to increased revenues from mortgage servicing rights in the US and the consolidation of the property development activities of Bouwfonds. Adjusted for currency translation and acquisitions (notably Bouwfonds and Dial), revenues rose 10.5%.

Operating expense rose by 24.4% to EUR 13,202 million, mainly due to new hirings and performance-related bonuses in wholesale banking and the cost of restructuring North American wholesale banking in the first half. Our investment in recruiting and retaining high calibre professionals supports our strategy of strengthening product and relationship management capabilities in areas directly relevant to our selected wholesale clients. Adjusted for currency translation, acquisitions and restructuring costs wholesale banking North America, expenses were up 13.9%.

As a result, the group efficiency ratio was 71.5%, compared with 68.3% in 1999.

PROVISIONING FOR LOAN LOSSES / FUND FOR GENERAL BANKING RISKS

-------------------------------------------------------------------------------------------------------------
(in EUR million and %)                                                2000                 1999     % CHANGE

Specific bad debt provisioning                                         814                  678        20.1%
Cross-border risks provisioning                                       -197                  -25
                                                                      ----                  ---
Total specific provisioning                                            617                  653        -5.5%
Release from fund for general banking risks                            -32                  -20
                                                                       ---                  ---
Total amount charged to the income statement                           585                  633        -7.6%
-------------------------------------------------------------------------------------------------------------

The total amount of provisioning for loan losses (and addition to the Fund for General Banking Risks, FAR) fell from EUR 633 million to EUR 585 million, representing 22 basis points of total risk-weighted assets. Total specific provisioning decreased by 5.5% to EUR 617 million, resulting on the one hand from increases in provisioning in the US and Thailand and on the other hand from further releases in cross-border risks provisions, based on individual assessment of country risks and partly due to a change in methodology. There was a release of EUR 32 million from the FAR, to maintain it at the level of 0.50% of risk-weighted assets.

Our portfolio is well diversified across regions, market segments and industry sectors. Asset quality is satisfactory with overall 89% investment grade. Our Telecoms industry limits are for 81% investment grade; Automotive for 89%. Although some internal ratings migration is noticeable in USA, reflecting the economic slowdown, we are confident about the overall quality of our US portfolio at our domestic banks and our US branches.

Pre-tax profit increased by 11.2% to EUR 4,725 million. Adjusted for acquisitions, currency translation and the cost of restructuring North American wholesale banking, pre-tax profit rose 6.6%. Group profit after taxes rose 16.1% to EUR 3,401 million. The effective tax rate was 28.0%, down from 31.1% in 1999, as a result of tax exempted profits on the sale of participating interests and the release of tax provisions. Minority interests fell 15.6% to EUR 304 million, partly due to the reduced interest of external shareholders in Banco Real.

Return on equity rose to a new high for the bank of 26.5% (excluding restructuring charge), from 23.7% in 1999. Including the restructuring charge, return on equity amounted to 21.2%.

BALANCE SHEET AND GROUP EQUITY AT 31 DECEMBER 2000

Total assets increased by 18.6% (EUR 85.3 billion) over 31 December 1999 to EUR
543.2 billion. Adjusted for currency translation and acquisitions total assets grew by EUR 54.1 billion (11.8 %).

CAPITAL AND BIS RATIOS

---------------------------------------------------------------------------------------------------------------
(in EUR million and %)                                    31 DECEMBER 2000      31 DECEMBER 1999      % CHANGE

Shareholders' equity                                                12,523                11,987          4.5%
Total qualifying capital                                            27,421                26,764          2.5%
of which tier 1 capital                                             19,010                17,735          7.2%
Total risk-weighted assets                                         263,853               246,374          7.1%

BIS ratio                                                           10.39%                10.86%
Tier 1 ratio                                                         7.20%                 7.20%
---------------------------------------------------------------------------------------------------------------

Shareholders' equity has risen 4.5% since 31 December 1999 to EUR 12,523 million, largely because of retained profit. Total risk-weighted assets increased by only 7.1%, to EUR 263.9 billion from EUR 246.4 billion at the end of 1999. Excluding acquisitions and currency translation, risk-weighted assets remained at the 1999 level.

Despite the paid goodwill related to the acquisitions in 2000 (e.g. Bouwfonds and Dial) of EUR 1,453 million and the restructuring charge of EUR 900 million, the Tier 1 capital ratio remained strong at 7.20%. The impact of goodwill related to the acquisitions of Michigan National Corporation and Alleghany Asset Management in 2001 and the acquisition of parts of the North American businesses of ING Barings on the Tier 1 ratio will be off-set by the sale of European American Bank (related realised gain on book value will not be regarded as part of attributable profit) and retained earnings. As a result ABN AMRO will not have to issue new shares for the financing of these acquisitions.

RESULTS BY DIVISION

This is the final year in which ABN AMRO will report its results according to its old structure, which comprised the Netherlands, International and Investment Banking Divisions. As of 1 January 2001, the bank has been organised into three strategic business units based around distinct client segments - Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management - and from 2001 will report its results along these lines (see annex 3).

NETHERLANDS DIVISION

---------------------------------------------------------------------------------------------------------------
(in EUR million and %)                                                2000                  1999      % CHANGE

Net interest revenue                                                 2,757                 2,888         -4.5%
Net commissions                                                      1,036                   894         15.9%
Results from financial transactions                                     35                    67        -47.8%
Other revenue                                                          185                   140         32.1%
                                                                       ---                   ---
Total revenue                                                        4,013                 3,989          0.6%

Operating expenses                                                   2,859                 2,511         13.9%
                                                                     -----                 -----

Operating result                                                     1,154                 1,478        -21.9%

Provisioning for loan losses                                            96                    83         15.7%
Value adjustments to financial fixed assets                            -25                    26
                                                                       ---                    --

Pre-tax profit                                                       1,083                 1,369        -20.9%

Efficiency ratio                                                     71.2%                 62.9%         13.2%
Number of employees (FTE)                                           26,132                26,057
Number of branches and offices                                         863                   915

(in EUR billion and %)                                    31 DECEMBER 2000      31 DECEMBER 1999

Total assets                                                      119.4 bn               99.9 bn         19.5%
Total risk-weighted assets                                         83.2 bn               76.5 bn          8.8%
---------------------------------------------------------------------------------------------------------------

Pre-tax profit fell 20.9% to EUR 1,083 million. Revenues - which were positively impacted in 1999 by duration related sales out of the investment portfolio - grew 0.6% to EUR 4,013 million in 2000. There was a healthy rise of 15.9% in net commissions, particularly in the securities business, while net interest revenue declined by 4.5% because of the flattening yield curve, tighter margins and the above mentioned nonrecurring items that positively impacted 1999 figures.

Operating expenses rose by 13.9%, largely as a result of increased investment in the multi-channel platform and e-commerce, especially the pan-European online brokerage service. The efficiency ratio rose to 71.2% from 62.9% in 1999, but is expected to fall as a result of the rationalisation programme of the Netherlands business.

Credit quality remains excellent as provisioning for loan losses rose by a mere EUR 13 million to EUR 96 million.

ABN AMRO's Consumer & Commercial Clients Business Unit Netherlands - one of the top three in the retail banking market - operates in a mature market. In order to reinforce its leading position in this market dealing with newcomers/nicheplayers, eroding margins and increasing differentiation of consumer behaviour, ABN AMRO has decided to drastically review its client service concept, in order to provide better access to its services, products and professional know how.

Full alignment between client needs and ABN AMRO's products, services and distribution approach will ensure increased revenues, as well as lead to a more efficient cost structure, thus bringing the BU performance in line with the ambitious ABN AMRO group target. As a consequence of the new service concept, the Dutch branch network of currently 830 branches will be reduced to approximately 550 retail units, and approximately 80 advisory branches. Furthermore, a reduction of staff levels is envisaged from more than 29.000 full time equivalents (FTEs) today to approximately 23.000 FTEs over the next three years, which includes the previously announced reduction related to project Focus 2005. This should lead to annual cost savings of approximately EUR 400 million as of 2004.

INTERNATIONAL DIVISION

---------------------------------------------------------------------------------------------------------------
(in EUR million and %)                                                2000                  1999      % CHANGE

Net interest revenue                                                 5,805                 4,961         17.0%
Net commissions                                                      2,193                 1,706         28.5%
Results from financial transactions                                    344                   403        -14.6%
Other revenue                                                          801                   446         79.6%
                                                                       ---                   ---
Total revenue                                                        9,143                 7,516         21.6%

Operating expenses                                                   5,971                 4,814         24.0%
                                                                     -----                 -----

Operating result                                                     3,172                 2,702         17.4%

Provisioning for loan losses                                           557                   541          3.0%
Value adjustments to financial fixed assets                            -10                     -
                                                                       ---                 -----
Pre-tax profit                                                       2,625                 2,161         21.5%

Pre-tax profit per region
  Europe                                                               539                   353         52.7%
  North America                                                      1,156                 1,099          5.2%
  Latin America and the Caribbean                                      633                   576          9.9%
  Asia / Pacific                                                       239                   185         29.2%
  Middle East and Africa                                                58                   -52

Efficiency ratio                                                     65.3%                 64.1%          1.9%
Number of employees (FTE)                                           59,324                58,351
Number of branches and offices                                       2,604                 2,606

(in EUR billion and %)                                    31 DECEMBER 2000      31 DECEMBER 1999

Total assets                                                      197.9 bn              180.2 bn          9.8%
Total risk-weighted assets                                        118.1 bn              114.8 bn          2.9%
---------------------------------------------------------------------------------------------------------------

Another period of strong revenue growth in most of our major markets pushed pre-tax profit up 21.5% to EUR 2,625 million.

Total revenue rose 21.6% to EUR 9,143 million, boosted by strong growth of 28.5% in net commissions - mainly from the payments and securities businesses - and a 17.0% rise in net interest revenue, while results from financial transactions declined 14.6%. Other revenue increased by 79.6%, mainly due to increased revenues from mortgage servicing rights in the US. Adjusted for currency translation, total revenue was up 11.3%.

Operating expenses were up 24.0%, partly because of higher performance-related bonuses in corporate banking. Adjusted for currency translation, expenses rose 12.0%. The efficiency ratio rose to 65.3%, from 64.1% in 1999.

Provisioning for loan losses was only 3.0% higher, as the overall quality of the bank's international assets remained high.

Europe continued its strong performance of the first six months: pre-tax profit rose by 52.7% to EUR 539 million. Results grew strongly across the region, notably France, Switzerland, UK and some Eastern European countries. Asset quality remained high.

North America showed good operational growth (13.4%). However, pre-tax profit was held back by increased provisioning (to a level of 0.29% of risk weighted assets) and a loss on the Dollar hedge. We are confident about the overall quality of our US portfolio at our domestic banks and our US branches.

Pre-tax profit in Latin America and the Caribbean grew 9.9% to EUR 633 million. Net profit increased substantially due to a significant reduction in minority interests in Banco Real (from 30% to 5%). Specific provisioning was slightly lower than in 1999.

Pre-tax profit in Asia/Pacific climbed 29.2% to EUR 239 million, with especially strong growth in operating profits in Thailand and Taiwan. However, specific provisioning increased as a result of disappointing developments in asset quality, notably in Thailand.

The Middle East and Africa region turned around from a pre-tax loss of EUR 52 million in 1999 to a pre-tax profit of EUR 58 million, mainly because incidental bad debt provisioning incurred in 1999 was not repeated in 2000.

INVESTMENT BANKING DIVISION

---------------------------------------------------------------------------------------------------------------
(in EUR million and %)                                                2000                  1999      % CHANGE

Net interest revenue                                                   502                   640        -21.6%
Net commissions                                                      2,491                 1,739         43.2%
Results from financial transactions                                  1,189                   904         31.5%
Other revenue                                                          232                   187         24.1%
                                                                       ---                   ---
Total revenue                                                        4,414                 3,470         27.2%

Operating expenses                                                   3,793                 2,880         31.7%
                                                                     -----                 -----

Operating result                                                       621                   590          5.3%

Provisioning for loan losses                                           104                    34        205.9%
Value adjustments to financial fixed assets                             -8                     9
                                                                        --                    --

Pre-tax profit                                                         525                   547         -4.0%

Efficiency ratio                                                     85.9%                 83.0%          3.5%
Number of employees (FTE)                                           12,248                10,901
Number of branches and offices                                         104                    68

(in EUR billion and %)                                    31 DECEMBER 2000      31 DECEMBER 1999

Total assets                                                      199.6 bn              169.3 bn         17.9%
Total risk-weighted assets                                         43.7 bn               47.2 bn         -7.4%
---------------------------------------------------------------------------------------------------------------

Pre-tax profit fell 4.0% to EUR 525 million. It was impacted by a EUR 108 million charge for restructuring the North American wholesale banking business, which was included in the International Division in the half-year figures and has been reallocated for the full-year to the Investment Banking Division. Without this charge, profits would have increased 15.7% to EUR 633 million.

Total revenue - which was positively impacted in 1999 by duration related sales out of the investment portfolio - was up 27.2% at EUR 4,414 million, with net commissions increasing 43.2%. Results from financial transactions rose 31.5%, on the back of a very good performance in derivatives trading while net interest revenue declined by 21.6% because of the flattening yield curve, tighter margins and the above mentioned nonrecurring items that positively impacted 1999 figures. Structured Finance, Private Equity and Asset Management achieved strong growth.

Asset Management increased its assets under management by 13.7% to EUR 128.4 billion. The increase was mainly generated through autonomous growth, rather than through acquisitions. In spite of falling markets, institutional assets grew by 10.5% to EUR 51.6 billion while assets managed for individual clients and in mutual funds grew by 16.0% to EUR 76.8 billion.

Operating expenses increased 31.7%, because of the North American restructuring charge, higher recruitment costs and performance-related bonuses. The efficiency ratio rose slightly to 85.9%, from 83.0% in the previous year. Further rationalisation of the Wholesale Clients business in The Netherlands will help improve future efficiency. They involve substantial cost savings of approximately EUR 100 mln from 2003 onwards (on top of the cost savings already announced in November 2000) in IT and operations, Global Financial Markets and Global Transaction Services, and a total reduction of 770 jobs.

Provisioning for loan losses increased to EUR 104 million in 2000, from EUR 34 million in 1999. This was mainly caused by the higher provisioning for wholesale clients from the US, which form part of this division following the reorganisation of these businesses in 2000.

DIVIDEND

It will be proposed to the general meeting of shareholders to declare a dividend of EUR 0.90 per ordinary share of NLG 1.25 each for 2000. This represents a 12.5% increase from the dividend for 1999. An interim dividend of EUR 0.40 has already been made available, leaving a final dividend of EUR 0.50. The final dividend will be payable wholly in cash or, at the shareholder's option, wholly in ordinary shares chargeable to the share premium account in a ratio which is still to be determined. The ratio of the value of the stock dividend to that of the cash dividend will be determined on 31 May 2001, after the close of trading on Euronext, on the basis of the average quotation for that day. The value of the cash dividend will be virtually equal to that of the stock dividend. The new ordinary shares will qualify for dividends from 1 January 2001. The ordinary share will be quoted ex dividend from Monday, 14 May 2001. Shareholders can submit instructions whether they opt for dividend payment in cash or in stock from 14 May to 30 May 2001 inclusive. The 2000 final dividend will be payable as of 6 June 2001.

 APPENDICES

1.   - Consolidated profit and loss account for 2000
2.   - Consolidated balance sheet at 31 December 2000 after profit appropriation
3.   - Pre-tax profit by division
     - Pro forma results by SBU for 2000
4.   - Analysis of private sector loans by division
     - Staff
     - Share data
5.   - Consolidated profit and loss account for the first and second half year
       2000

Further information can be obtained from:
Press Relations    : +31 20 6288900
Investor Relations : +31 20 6287835


This press release is also available on the Internet:
-  http://www.abnamro.com/pers/ (Dutch version)
-  http://www.abnamro.com/pressroom/ (English version)

                                                                        Annex 1
CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR 2000

in millions of euros

                                                                  2000 *         2000        1999     % change

Net interest revenue                                               9,404        9,404       8,687          8.3

Revenue from securities and participating interests                  451          451         357         26.3

Payment services                                                   1,385        1,385       1,176         17.8
Insurance                                                            212          212         176         20.5
Securities                                                         2,405        2,405       1,710         40.6
Asset management and trust funds                                     712          712         560         27.1
Guarantees                                                           163          163         139         17.3
Leasing                                                              158          158         123         28.5
Other                                                                845          845         571         48.0
                                                               ----------  -----------  ----------  -----------
Net commissions                                                    5,880        5,880       4,455         32.0

Securities                                                           426          426         417          2.2
Foreign exchange dealing                                             570          570         499         14.2
Derivatives                                                          508          508         371         36.9
Trading LDC-portfolio                                                 32           32          41        -22.0
Other                                                                 33           33          46        -28.3
                                                               ----------  -----------  ----------  -----------
Results from financial transactions                                1,569        1,569       1,374         14.2

Other revenue                                                      1,165        1,165         654         78.1
                                                               ----------  -----------  ----------  -----------

TOTAL REVENUE                                                     18,469       18,469      15,527         18.9

Staff costs                                                        7,460        7,460       5,768         29.3
Other administrative expenses                                      4,801        4,801       4,041         18.8
Depreciation                                                         941          941         800         17.6
                                                               ----------  -----------  ----------  -----------
                                            OPERATING EXPENSES    13,202       13,202      10,609         24.4

OPERATING RESULT                                                   5,267        5,267       4,918          7.1
Provision for loan losses                                            617          617         653         -5.5
Release from Fund for general banking risks                          -32          -32         -20
Value adjustments to financial fixed assets                          -43          -43          35
                                                               ----------  -----------  ----------  -----------

PRE-TAX PROFIT                                                     4,725        4,725       4,250         11.2
Taxes operating profit                                             1,324        1,324       1,320          0.3
                                                               ----------  -----------  ----------  -----------
OPERATING PROFIT AFTER TAXES                                       3,401        3,401       2,930         16.1
Extraordinary expenses                                                            900
Taxes extraordinary result                                                        301
                                                                           -----------
Extraordinary result after taxes                                                  599
                                                                           -----------


                                       9

                                      GROUP PROFIT AFTER TAXES     3,401        2,802
Minority interests                                                   304          304         360        -15.6
                                                               ----------  -----------  ----------  -----------
NET PROFIT                                                         3,097        2,498       2,570         20.5
Preference share dividend                                             79           79          80         -1.3
                                                               ----------  -----------  ----------  -----------
                                                               ----------  -----------  ----------  -----------
NET ATTRIBUTABLE PROFIT TO ORDINARY SHAREHOLDERS                   3,018        2,419       2,490         21.2
                                                               ==========  ===========  ==========  ===========

Earnings per ordinary share **                                      2.04         1.63        1.72         18.6
Average exchange rate of US dollar against euro                     0.92         0.92        1.06        -13.2

*   Excluding restructuring costs.
**  Based on the average number of ordinary shares outstanding.


                                                                        Annex 2
CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2000
AFTER PROFIT APPROPRIATION
in millions of euros

                                                                            31 Dec.       31 Dec.
                                                                               2000          1999    % change
ASSETS

Cash                                                                          6,456         6,806        -5.1
Short-dated government paper                                                 11,199        10,375         7.9
Banks                                                                        48,581        47,201         2.9

Loans to public sector                                                       14,974        12,007        24.7
Loans to private sector                                                     245,450       206,974        18.6
Professional securities transactions                                         58,842        40,742        44.4
                                                                         -----------   -----------  ----------
Loans                                                                       319,266       259,723        22.9
Interest-earning securities                                                 108,053        92,583        16.7
Shares                                                                       21,094        16,990        24.2
Participating interests                                                       2,026         1,884         7.5
Property and equipment                                                        6,813         5,205        30.9
Other assets                                                                  7,764         6,894        12.6
Prepayments and accrued income                                               11,917        10,223        16.6
                                                                         -----------   -----------  ----------
                                                                            543,169       457,884        18.6
                                                                         ===========   ===========  ==========
LIABILITIES

Banks                                                                       101,510        80,990        25.3

Saving accounts                                                              80,980        71,729        12.9
Deposits and other customer accounts                                        155,549       128,507        21.0
Professional securities transactions                                         43,020        29,756        44.6
                                                                         -----------   -----------  ----------
Total client accounts                                                       279,549       229,992        21.5
Debt securities                                                              60,283        54,228        11.2
Other liabilities                                                            41,080        42,113        -2.5
Accruals and deferred income                                                 14,791        10,974        34.8
Provisions                                                                   13,422        10,706        25.4
                                                                         -----------   -----------  ----------
                                                                            510,635       429,003        19.0
Fund for general banking risks                                                1,319         1,232         7.1
Subordinated liabilities                                                     13,405        10,717        25.1

Shareholders' equity                                                         12,523        11,987         4.5




                                       10

MINORITY INTERESTS                                                            5,287         4,945         6.9
                                                                         -----------   -----------  ----------
Group equity                                                                 17,810        16,932         5.2

Group capital                                                                32,534        28,881        12.6
                                                                         -----------   -----------  ----------
                                                                            543,169       457,884        18.6
                                                                         ===========   ===========  ==========

Contingent liabilities                                                       49,044        43,561        12.6
Committed facilities                                                        138,457       115,441        19.9

Exchange rate of US dollar against euro                                        0.93          1.00        -7.0



PRE-TAX PROFIT BY DIVISION                                              Annex 3
in millions of euros

                                                                                 2000        1999     % change

Netherlands Division                                                            1,083       1,369        -20.9

   Europe                                                                         539         353         52.7
   North America                                                                1,156       1,099          5.2
   Latin America and the Caribbean                                                633         576          9.9
   Middle East and Africa                                                          58         -52
   Asia / Pacific                                                                 239         185         29.2
                                                                           -----------  ----------  -----------
International Division                                                          2,625       2,161         21.5

Investment Banking Division                                                       525         547         -4.0
ABN AMRO Lease Holding N.V.                                                       149         128         16.4
ABN AMRO Bouwfonds N.V.                                                           114
                                                                           -----------  ----------  -----------
Total                                                                           4,496       4,205          6.9
Non allocated provisions for cross-border risks                                   197          25
Release from Fund for general banking risks                                        32          20
                                                                           -----------  ----------  -----------
Total                                                                           4,725       4,250         11.2
                                                                           ===========  ==========  ===========


                                                            PRO FORMA RESULTS BY STRATEGIC BUSINESS UNIT FOR 2000

in millions of euros

                                                                CCC *        WCS       PCAM        AALH      TOTAL

Total revenue                                                   9,995      6,402      1,444         628     18,469
Operating expenses                                              6,698      5,134        944         426     13,202
                                                             ---------  ---------  ---------   ---------  ---------

OPERATING RESULTS                                               3,297      1,268        500         202      5,267
Provisions for loan losses/FAR/
Value adjustments financial assets                                483         18         -4          45        542
                                                             ---------  ---------  ---------   --------------------

PRE-TAX PROFIT                                                  2,814      1,250        504         157      4,725
Taxes/Minority interests                                          995        396        194          43      1,628
                                                             ---------  ---------  ---------   ---------  ---------

NET PROFIT                                                      1,819        854        310         114      3,097
Adjustments/dividend preferred shares                              -3         -2          1           0         -4
Capital charge                                                  1,270        656         85          80      2,091
                                                             ---------  ---------  ---------   ---------  ---------

ECONOMIC PROFIT                                                   552        200        224          34      1,010


                                       11


AVERAGE ASSIGNED CAPITAL                                       12,059      6,227        810         759     19,855
ROE (BASED ON ASSIGNED CAPITAL)                                 15.1%      13.7%      38.3%       15.0%      15.6%

AVERAGE EQUITY COMMON SHAREHOLDERS                              6,412      4,333        259         398     11,402
ROE (BASED ON DUTCH GAAP)                                       27.7%      19.0%     118.8%       27.9%      26.5%


* Including Bouwfonds

                                                                        Annex 4
ANALYSIS OF PRIVATE SECTOR LOANS BY DIVISION in billions of euros

                                                                              31 Dec.      31 Dec.
                                                                                 2000        1999     % change

Netherlands Division                                                             97.3        88.6          9.8

   Europe                                                                        22.8        21.6          5.6
   North America                                                                 57.2        48.0         19.2
   Latin America and the Caribbean                                                8.7         8.2          6.1
   Middle East and Africa                                                         1.6         1.5          6.7
   Asia / Pacific                                                                14.5        14.5          0.0
                                                                           -----------  ----------  -----------
International Division                                                          104.8        93.8         11.7

Investment Banking Division                                                      19.3        16.9         14.2
ABN AMRO Lease Holding N.V.                                                       8.6         7.7         11.7
ABN AMRO Bouwfonds N.V.                                                          15.5
                                                                           -----------  ----------  -----------
Total                                                                           245.5       207.0         18.6
                                                                           ===========  ==========  -----------



STAFF
fte's

                                                                              31 Dec.      31 Dec.
                                                                                 2000        1999       change

Netherlands Division                                                           26,132      26,057           75

   Europe                                                                       9,539       9,240          299
   North America                                                               16,870      15,905          965
   Latin America and the Caribbean                                             22,875      23,550         -675
   Middle East and Africa                                                       1,307       1,243           64
   Asia / Pacific                                                               8,733       8,413          320
                                                                           -----------  ----------  -----------
International Division                                                         59,324      58,351          973

Investment Banking Division                                                    12,248      10,901        1,347
Other divisions and Policy Support                                              5,917       5,268          649
ABN AMRO Lease Holding N.V.                                                     7,070       5,278        1,792
ABN AMRO Bouwfonds N.V.                                                         1,103                    1,103
                                                                           -----------  ----------  -----------
Total                                                                         111,794     105,855        5,939
                                                                           ===========  ==========  ===========



SHARE DATA

                                                                              31 Dec.      31 Dec.
                                                                                 2000        1999    % change

Number of ordinary shares outstanding (in millions)                           1,500.4     1,465.5          2.4
Net asset value per ordinary share (in euros)                                    7.78        7.59          2.5
Number of preference shares (in millions)                                       362.5       362.5
Number of convertible preference shares (in millions)                             0.8         1.4


                                                                        Annex 5
CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE FIRST
AND SECOND HALF YEAR 2000
in millions of euros

                                                            second      second    first      second      first
                                                             half        half      half       half        half
                                                             year        year      year       year        year
                                                             2000 *      2000      2000       1999        1999

Net interest revenue                                          4,891     4,891     4,513      4,425       4,262

Revenue from securities and participating interests             237       237       214        185         172

Payment services                                                723       723       662        609         567
Insurance                                                       101       101       111         89          87
Securities                                                    1,075     1,075     1,330        914         796
Asset management and trust funds                                376       376       336        291         269
Guarantees                                                       82        82        81         73          66
Leasing                                                          91        91        67         64          59
Other                                                           423       423       422        338         233
                                                           --------- --------- ---------  --------- -----------
Net commissions                                               2,871     2,871     3,009      2,378       2,077
Securities                                                      191       191       235         98         319
Foreign exchange dealing                                        259       259       311        240         259
Derivatives                                                     224       224       284        177         194
Trading LDC-portfolio                                            19        19        13         25          16
Other                                                           -45       -45        78         15          31
                                                           --------- --------- ---------  --------- -----------
Results from financial transactions                             648       648       921        555         819

Other revenue                                                   656       656       509        358         296

TOTAL REVENUE                                                 9,303     9,303     9,166      7,901       7,626

Staff costs                                                   3,812     3,812     3,648      2,912       2,856
Other administrative expenses                                 2,536     2,536     2,265      2,161       1,880
Depreciation                                                    491       491       450        420         380
                                                           --------- --------- ---------  --------- -----------
OPERATING EXPENSES                                            6,839     6,839     6,363      5,493       5,116

OPERATING RESULT                                              2,464     2,464     2,803      2,408       2,510
Provision for loan losses                                       370       370       247        322         331
Release from Fund for general banking risks                    -104      -104        72        -20
Value adjustments to financial fixed assets                     -12       -12       -31         46         -11
                                                           --------- --------- ---------  --------- -----------
PRE-TAX PROFIT                                                2,210     2,210     2,515      2,060       2,190
Taxes                                                           606       606       718        718         602
                                                           --------- --------- ---------  --------- -----------
OPERATING PROFIT AFTER TAXES                                  1,604     1,604     1,797      1,342       1,588
Extraordinary expenses                                                    900
Taxes extraordinary result                                                301
                                                                     ---------
Extraordinary result after taxes                                          599
                                                                     ---------
GROUP PROFIT AFTER TAXES                                      1,604     1,005
Minority interests                                              132       132       172        210         150
                                                           --------- --------- ---------  --------- -----------
NET PROFIT                                                    1,472       873     1,625      1,132       1,438
Preference share dividend                                        39        39        40         40          40
                                                           --------- --------- ---------  --------- -----------
          NET ATTRIBUTABLE PROFIT TO ORDINARY SHAREHOLDERS    1,433       834     1,585      1,092       1,398
                                                           ========= ========= =========  ========= ===========

Earnings per ordinary share **                                 0.96      0.55      1.08       0.75        0.97
Average exchange rate of US dollar against euro                0.90      0.90      0.95       1.04        1.08


*   Excluding restructuring costs.
**  Based on the average number of ordinary shares outstanding.